================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 6)


                           IMPSAT Fiber Networks, Inc.
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                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per Share
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                         (Title of Class of Securities)

                                    45321T202
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                                 (CUSIP Number)

                                     Amy Kim
                                 Morgan Stanley
                                  1585 Broadway
                                  NY, NY 10036
                               Tel: (212) 761-4416
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 25, 2006
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             (Date of Event which Requires Filing of this Statement)
                             -----------------------


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . |_|


     NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.


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


CUSIP No. 45321T202




-------------------------------------------------------------------------------
1.            NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       MORGAN STANLEY
-------------------------------------------------------------------------------
2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)    [ ]
                                                                      (b)    [X]
--------------------------------------------------------------------------------
3.            SEC USE ONLY
--------------------------------------------------------------------------------
4.            SOURCE OF FUNDS*
                       WC
--------------------------------------------------------------------------------
5.            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           [X]
--------------------------------------------------------------------------------
6.            CITIZENSHIP OR PLACE OF ORGANIZATION
                       DELAWARE
--------------------------------------------------------------------------------
                               7.         SOLE VOTING POWER
                                                -0-
   NUMBER OF                   -------------------------------------------------
    SHARES                     8.         SHARED VOTING POWER
 BENEFICIALLY                                   3,110,144
   OWNED BY                    -------------------------------------------------
    EACH                       9.         SOLE DISPOSITIVE POWER
  REPORTING                                     -0-
 PERSON WITH                   -------------------------------------------------
                               10.        SHARED DISPOSITIVE POWER
                                                3,110,144
--------------------------------------------------------------------------------
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       3,110,144 - SEE ITEM 5
--------------------------------------------------------------------------------
12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        [ ]
--------------------------------------------------------------------------------
13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       30.74% - SEE ITEM 5
--------------------------------------------------------------------------------
14.           TYPE OF REPORTING PERSON*
                       CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45321T202




-------------------------------------------------------------------------------
1.            NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                       MORGAN STANLEY & CO. INCORPORATED
-------------------------------------------------------------------------------
2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)    [ ]
                                                                      (b)    [X]
--------------------------------------------------------------------------------
3.            SEC USE ONLY
--------------------------------------------------------------------------------
4.            SOURCE OF FUNDS*
                       WC
--------------------------------------------------------------------------------
5.            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           [X]
--------------------------------------------------------------------------------
6.            CITIZENSHIP OR PLACE OF ORGANIZATION
                       DELAWARE
--------------------------------------------------------------------------------
                               7.         SOLE VOTING POWER
                                                -0-
   NUMBER OF                   -------------------------------------------------
    SHARES                     8.         SHARED VOTING POWER
 BENEFICIALLY                                   3,110,144
   OWNED BY                    -------------------------------------------------
    EACH                       9.         SOLE DISPOSITIVE POWER
  REPORTING                                     -0-
 PERSON WITH                   -------------------------------------------------
                               10.        SHARED DISPOSITIVE POWER
                                                3,110,144
--------------------------------------------------------------------------------
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       3,110,144 - SEE ITEM 5
--------------------------------------------------------------------------------
12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        [ ]
--------------------------------------------------------------------------------
13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       30.74% - SEE ITEM 5
--------------------------------------------------------------------------------
14.           TYPE OF REPORTING PERSON*
                       CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         AMENDMENT NO. 6 TO SCHEDULE 13D

     This Amendment No. 6 amends the Report on Schedule 13D of Morgan Stanley ("MS") and Morgan Stanley & Co. Incorporated ("MS&Co," collectively, the "Reporting Persons"), originally filed on April 3, 2003, as amended by Amendment No. 1 of Schedule 13D, filed on November 3, 2003, Amendment No. 2 of Schedule 13D, filed on January 14, 2004, Amendment No. 3 of Schedule 13D, filed on March 30, 2004, Amendment No. 4 of Schedule 13D, filed on November 22, 2004, and Amendment No. 5 of Schedule 13D, filed on November 24, 2004 (collectively, the "Schedule 13D"). Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used without definitions in this Amendment No. 6 shall have the respective meanings ascribed to them in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2(e) is amended and supplemented by adding the following:

     During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the persons listed on Schedules A-B, has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than, in the case of clause (2), as described in EXHIBIT C hereto.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and supplemented by adding the following:

     On October 25, 2006, IMPSAT Fiber Networks, Inc., a Delaware corporation (the "Company"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of such date, by and among the Company, Global Crossing Limited, a Bermuda corporation ("GCL"), and GC Crystal Acquisition, Inc., a Delaware corporation and an indirect wholly owned subsidiary of GCL ("MergerCo"). Pursuant to the Merger Agreement, MergerCo will merge with and into the Company, the separate existence of MergerCo will cease, and the Company will be the surviving corporation (the "Merger").

     Also on October 25, 2006, GCL and MS&Co entered into a Support Agreement (the "Support Agreement"), dated as of such date, pursuant to which MS&Co agreed to vote all of the Company securities over which it has beneficial ownership in favor of the transactions contemplated by the Merger Agreement, including the Merger, and to tender all of the Company's 6% Senior Guaranteed Convertible Notes due 2011--Series B (the "Series B Notes") owned by MS&Co pursuant to and in accordance with the terms of the Offer to Purchase contemplated by the Merger Agreement. The Support Agreement also provides for, among other things, restrictions on the ability of MS&Co to seek alternative transactions with respect to the Company as well as restrictions on the ability of MS&Co to transfer Company securities pending the completion of the transactions contemplated by the Merger Agreement, subject to limited exceptions.

     A copy of the Support Agreement is filed as Exhibit 99.1 hereto and the information set forth therein is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Schedule 13D is hereby replaced in its entirety as follows:

     (a) For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), MS may be deemed to beneficially own 3,110,144 shares of common stock, par value $0.01 per share of the Company ("Common Stock") or approximately 30.74% of the outstanding shares of Common Stock, based on 10,116,100 shares of Common Stock outstanding as of June 30, 2006, as reported in the Company's Form 10-Q for the quarterly period ended June 30, 2006, consisting of 2,563,465 shares of Common Stock, 424,133 shares of Common Stock issuable upon conversion of the Series B Notes beneficially owned by MS (convertible based on a price per share of $20.78) and 122,546 shares of Common Stock issuable upon the exercise of options to acquire shares of Common Stock (with a weighted average exercise price of $8.565 per share).

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MS&Co may be deemed to beneficially own 3,110,144 shares of common stock, par value $0.01 per share of the Company ("Common Stock") or approximately 30.74% of the outstanding shares of Common Stock, based on 10,116,100 shares of Common Stock outstanding as of June 30, 2006, as reported in the Company's Form 10-Q for the quarterly period ended June 30, 2006, consisting of 2,563,465 shares of Common Stock, 424,133 shares of Common Stock issuable upon conversion of the Series B Notes beneficially owned by MS&Co (convertible based on a price per share of $20.78) and 122,546 shares of Common Stock issuable upon the exercise of options to acquire shares of Common Stock (with a weighted average exercise price of $8.565 per share).

     Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

     (b) By virtue of the relationship previously reported under Item 2 of this statement, MS may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock owned by MS&Co.

     (c) None of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days. None of the Reporting Persons are aware of any information that indicates that any other Reporting Person has effected any such transaction.

     (d) By virtue of the relationships described in Item 2 of this statement, MS may be deemed to have the power to direct the receipt of dividends declared on the shares of Common Stock held by MS&Co and the proceeds from the sale of the shares of Common Stock.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information included under Item 4 above is incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     99.1 Support Agreement, dated as of October 25, 2006, by and between Global Crossing Limited and Morgan Stanley & Co. Incorporated.

     99.2 Joint Filing Agreement, by and between Morgan Stanley & Co. Incorporated and Morgan Stanley, dated as of November 2, 2006.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 2, 2006

                                          MORGAN STANLEY

                                          By: /s/ Jill Ostergaard
                                          --------------------------------------
                                              Name: Jill Ostergaard
                                              Title: Authorized Signatory

                                          MORGAN STANLEY & CO. INCORPORATED

                                          By: /s/ Jill Ostergaard
                                          --------------------------------------
                                              Name: Jill Ostergaard
                                              Title: Authorized Signatory

                                                                 SCHEDULE A

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                                 MORGAN STANLEY

     The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley ("MS") and their principal occupations are set forth below. The business address of each of the Directors or Executive Officers is that of MS at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MS and each individual is a United States citizen.

NAME                        TITLE
----                        -----

*John J. Mack               Chairman of the Board and Chief Executive Officer

*Roy J. Bostock             Chairman of the Partnership for a Drug-Free America

*Erskine B. Bowles          President of the University of North Carolina

*Howard J. Davies(1)        Director, The London School of Economics and
                            Political Science

*C. Robert Kidder           Principal of Stonehenge Partners, Inc.

*Donald T. Nicolaisen       Director

*Charles H. Noski           Director

*Hutham S. Olayan           President, Chief Executive Officer and Director of
                            Olayan America Corporation

*Charles E. Phillips, Jr.   President and Director of Oracle Corporation

*O. Griffith Sexton         Adjunct professor of finance at Columbia Business
                            School

*Laura D'Andrea Tyson       Dean of the London Business School

*Klaus Zumwinkel(2)         Chairman of the Board of Management of Deutsche Post
                            AG

Walid Chammah               Head of Investment Banking

Jonathan Chenevix-Trench(3) Chairman, Morgan Stanley International

Zoe Cruz                    Co-President

Thomas V. Daula             Chief Risk Officer

James P. Gorman             President and COO, Global Wealth Management Group

David W. Heleniak           Vice Chairman

Roger C. Hochschild         President and COO, Discover Financial Services

Jerker M. Johansson(4)      Co-Head of Institutional Sales and Trading

Gary G. Lynch               Chief Legal Officer

Alasdair Morrison(5)        Chairman and CEO, Morgan Stanley Asia

Eileen K. Murray            Head of Global Operations and Technology

David W. Nelms              Chairman and CEO, Discover Financial Services

Thomas R. Nides             Chief Administrative Officer and Secretary

Linda Riefler               Chief Talent Officer

Robert W. Scully            Co-President

Neal A. Shear               Co-Head of Institutional Sales and Trading

David H. Sidwell            Executive Vice President and Chief Financial Officer

Cordell G. Spencer(6)       Deputy Head of Investment Banking

Owen D. Thomas              President and COO, Investment Management


1 Howard Davies is an English citizen
2 Klaus Zumwinkel is a German citizen
3 Jonathan Chenevix-Trench is an English citizen
4 Jerker Johansson is a Swedish citizen
5 Alasdair Morrison is an English citizen
6 Cordell Spencer is a Canadian citizen
* Director

                                                                 SCHEDULE B

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                        MORGAN STANLEY & CO. INCORPORATED

     The names of the directors and the names and titles of the executive officers of Morgan Stanley & Co. Incorporated ("MS&Co") and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MS&Co at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MS&Co. and each individual is a United States citizen.

Name                      Present Principal Occupation
----                      ----------------------------

*Walid A. Chammah         Managing Director of MS&Co and Head of Investment
                          Banking of MS

*Charles Chasin           Managing Director of MS&Co and Chief of Staff to the
                          Co-Presidents of MS

*Zoe Cruz                 Managing Director, Chief Executive Officer and
                          President of MS&Co and Co-President of MS

*Richard Portogallo       Managing Director of MS&Co and Head of U.S. Equity
                          Division of MS

*Neal A. Shear            Managing Director of MS&Co and Co-Head of
                          Institutional Sales and Trading of MS

*Cordell G. Spencer(1)    Managing Director of MS&Co and Deputy Head of
                          Investment Banking of MS

John H. Faulkner          Managing Director, General Counsel and Secretary of
                          MS&Co

Paul C. Wirth             Managing Director and Chief Financial Officer of
                          MS&Co and Controller and Principal Accounting Officer of MS

Jill W. Ostergaard        Managing Director and Chief Compliance Officer of
                          MS&Co

David K. Wong             Managing Director and Treasurer of MS&Co

Alexander C. Frank        Managing Director and Chief Operations Officer of
                          MS&Co

1  Cordell G. Spencer is a Canadian citizen
*  Director

                                                                 SCHEDULE C

Unless the context otherwise requires, the term "Morgan Stanley" means Morgan Stanley and its consolidated subsidiaries.

     (a) In April 2003, Morgan Stanley & Co. Incorporated ("MS&Co"), along with nine other financial services firms operating in the U.S., reached a settlement with the Securities and Exchange Commission ("SEC"), the New York State Attorney General's Office, the New York Stock Exchange ("NYSE"), the National Association of Securities Dealers, Inc. ("NASD"), and the North American Securities Administrators Association (on behalf of state securities regulators) to resolve their investigations relating to alleged research conflicts of interest. Without admitting or denying allegations with respect to violations of certain rules of the NYSE and NASD relating to investment research activities (there were no allegations of fraud or federal securities law violations made against MS&Co), Morgan Stanley agreed, among other things, to (1) pay $25 million as a penalty, (2) pay $25 million as disgorgement of commissions and other monies, (3) provide $75 million over five years to make available independent third-party research to clients and (4) be permanently enjoined from violating certain rules of the NYSE and NASD relating to investment research activities.

     (b) In November 2003, Morgan Stanley DW Inc. ("MSDWI") consented, without admitting or denying the findings, to an entry of an order (the "Order") that resolved the SEC's and NASD's investigations into certain practices relating to MSDWI's offer and sale of certain mutual funds from January 1, 2000 to the date of the Order. Pursuant to the Order, MSDWI was ordered to
     (1) cease and desist from committing any violations and any future violations of Section 17(a)(2) of the Securities Act of 1933, as amended, and Rule 10b-10 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (2) distribute for the benefit of certain customers who purchased funds through MSDWI pursuant to marketing arrangements between MSDWI and certain mutual fund complexes the amount of $50 million and (3) make certain disclosures and take certain other actions with respect to proprietary mutual funds.

     (c) In November 2004, Morgan Stanley reached a settlement with the SEC to resolve an informal accounting investigation by executing an offer of settlement and agreeing to entry of a cease-and-desist order. The SEC found that Morgan Stanley valued certain impaired aircraft in its aircraft leasing business in late 2001, late 2002 and early 2003, and certain bonds in its high-yield bond portfolio in late 2000, in a manner that did not comply with generally accepted accounting principles, and thus violated financial reporting, recordkeeping and internal control provisions of the federal securities laws. The resolution did not involve any restatement of past financial statements, any monetary penalty or any allegation of fraud.

     (d) In December 2004, MS&Co and MSDWI reached a settlement with the NYSE under which Morgan Stanley executed two stipulations of facts and consent to penalty. The first stipulation was with respect to Morgan Stanley's failure to comply with certain prospectus delivery requirements, operational deficiencies and other matters, and included a fine of $13 million. The second stipulation was with respect to employee defalcations, and included a fine of $6 million.

     (e) In January 2005, the SEC announced a settlement with MS&Co and Goldman Sachs & Co. resolving the SEC's investigation relating to initial public offering ("IPO") allocation practices. The SEC filed a settled civil injunction action in the United States District Court for the District of Columbia against MS&Co relating to the allocation of stock to institutional customers in IPOs underwritten during 1999 and 2000. Under the terms of the settlement, Morgan Stanley agreed, without admitting or denying the allegations, to the entry of a judgment enjoining it from violating Rule 101 of Regulation M and the payment of a $40 million civil penalty. The court approved the settlement on February 4, 2005. The complaint alleges that MS&Co violated Rule 101 of Regulation M by attempting to induce certain customers who received allocations of IPOs to place purchase orders for additional shares in the aftermarket.

     (f) In May 2006, MS&Co reached a settlement with the SEC, NYSE and NASD relating to its production of email in the research analyst and IPO investigations from December 2000 through at least July 2005. The complaint alleges that Morgan Stanley did not timely produce emails in response to requests in those matters because it did not diligently search for back-up tapes containing responsive emails until 2005, and because it over-wrote back-up tapes potentially containing responsive email until at least December 2002.

      Without admitting or denying the allegations of the complaint, Morgan Stanley consented to (1) a permanent injunction barring future violations of Section 17(b) of the Exchange Act (which requires, among other things, that Morgan Stanley respond promptly to SEC subpoenas and requests) and the relevant regulations promulgated thereunder and (2) the payment of a $15 million civil penalty, $5 million of which will be paid to NASD and the NYSE.

In addition, MS&Co and MSDWI have been involved in a number of civil proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Each of these proceedings was settled by MS&Co and MSDWI consenting to the entry of an order without admitting or denying the allegations in the complaint. All of such proceedings are reported and summarized in the MS&Co Form BD and the MSDWI Form BD filed with the SEC, which descriptions are hereby incorporated by reference.